July 9, 2007

Mr. William Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:           Vectren Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 16, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 1-15467

Dear Mr. Thompson:

We have received your letter dated June 25, 2007 containing follow up questions concerning your office’s review of the Vectren Corporation Form 10-K for Fiscal Year ended December 31, 2006 filed on February 16, 2007 and the Form 10-Q for Fiscal Quarter ended March 31, 2007.    We appreciate your review of our initial responses to your comments and hope the following additional responses aid in your review.

Form 10-K for Fiscal year Ended December 31, 2006

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 18

Executive Summary of Consolidated Results of Operations, page 18

1.
We have reviewed your response to comment two in our letter dated May 24, 2007.  To the extent you continue to present in future filings earnings per share of the Utility and Nonutility Group, and irrespective of how you rename the measure, we believe you should disclose a reconciliation of these amounts to consolidated earnings per share.  In this regard, we note that such per share measures do not depict the amount that accrues directly to common shareholders’ benefit since the per share earnings of the segments, in total, is greater than consolidated earnings per share.  Additionally, in accordance with Question 11 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Measures,” available on our website at www.sec.gov , you should disclose how the measures are used by management and in what way they provide meaningful information to investors.  Furthermore, we continue to believe earnings, excluding synfuel activities, and Nonutility Group earnings, excluding the effects of a lawsuit, represent non-GAAP measures subject to the disclosure requirements of Item 10 (e) of Regulation S-K.  Accordingly, please confirm to us that you will provide the disclosures previously requested with respect to these and other similar measures in future filings.

Response:

In all future filings, the Company will reference any performance and liquidity measures that exclude certain items like those mentioned above as Non-GAAP measures and will include the pertinent disclosures.

As it relates to the EPS contribution by each operating segment, the reconciliation of total consolidated EPS is included in the MD&A on Page 18 of the Company’s 2006 10-K.  The reconciliation shows that the sum of the EPS contributions from the Utility Group, the Nonutility Group, and the Corporate and Other group equals the consolidated total EPS.  The segment footnote clarifies that Corporate and Other includes “unallocated corporate expenses such as branding and charitable contributions…”(see page 83 of the 10-K).  In future filings, the executive summary to the MD&A will disclose why the EPS contribution by segment is used by management and how it provides meaningful information to investors.

Note 14, Rate & Regulatory Matters, page 78

MISO, page 80

2.
We have reviewed your response to comment six in our letter dated May 24, 2007.  Please tell us and disclose how you classify net purchases of power from the MISO in your statements of operations and on what basis you net purchases and sales (for example, on a net hourly basis).

Response:

The Company is typically in a net sales position with MISO and is only occasionally in a net purchase position.  Net positions are determined on an hourly basis.  Of the $151.5 million of Cost of Fuel and Purchased Power incurred by the Company in 2006, net power purchases from MISO were less than 5 percent of the total.  Because the net purchase amount is immaterial, separate disclosure in the statement of income is not warranted.

Regarding footnote disclosure, future filings will include specific disclosure that MISO transactions are netted on an hourly basis and that when the Company is a net seller such net revenues are included in Electric Utility Revenues and that when the Company is a net purchaser such net purchases are included in Cost of Fuel and Purchased Power.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Note 9, Common Stock Offering, page 11

3.
We have reviewed your response to comment eight in our letter dated May 24, 2007.  Based on your analysis, we assume you concluded that your equity forward sale agreement qualifies for the scope exception in paragraph 11.a of SFAS 133.  Given that the settlement amount of the equity forward sale agreement is based, in part, on a floating interest factor equal to the federal funds rate less a fixed spread, please explain to us in detail how you concluded this instrument is indexed solely to your own stock, as contemplated in paragraph 11.a.(1) of SFAS 133.  In your response, explain your consideration of the guidance in paragraph 286 of SFAS 133, which requires derivative treatment for contracts that provide for settlement in shares of an entity’s stock but that are indexed in part of something other than the entity’s stock.

Notwithstanding the preceding, explain to us how you determined the inception date fair value of this instrument was zero.  Address whether you used a valuation model and if so, the assumptions involved.

Response:

As discussed in the Company’s response dated June 8, 2007, the Company has the right to terminate the equity forward at any time by either cash settlement or issuing the specified amount of shares.  This one contract is effectively a series of daily individual forward contracts containing a forward price that is fixed for that day.  Therefore, for each daily contract the settlement amount is indexed solely to the Company’s stock price.  The interest factor has no impact on that day.  As a result, the Company has concluded the contract is not indexed in part or in full to something other than the Company’s stock price and therefore qualifies for the scope exception provided for in SFAS 133, paragraph 11a.

As noted in the Company’s response dated June 8, 2007, the Company intends to revise its disclosure to note that the equity forward contract’s initial forward price of $27.34 per share represents the offering price of the Company’s stock of $28.33 per share, net of a reasonable amount of underwriting discounts and commissions associated with registering shares in a primary offering.  There were no fees or commissions associated with the equity forward.  Since the initial fair value was supported by an observable market transaction occurring on the same date the equity forward was executed, the Company did not use a valuation model to calculate inception date fair value.

It is the Company’s belief that this market transaction provides reasonable support that the equity forward has no inception date fair value.  The proceeds to be received by the Company at the equity forward’s inception of $125.7 million (4.6 million shares x $27.34) is equal to the value the Company would have received in a public offering of the equity forward’s notional amount of shares.

If one were to conclude there was an inception date fair value equivalent to the underwriter’s fee and other issuance costs, the equity forward’s fair value would have been approximately $6 million at inception, which is not material to the Company’s balance sheet.

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Should you have additional comments, please contact me at (812) 491-4305 or Jerome A. Benkert, Jr., Executive Vice President and CFO, at (812) 491-4207.

Sincerely,

M. Susan Hardwick
Vice President, Controller and Assistant Treasurer